Exhibit 5.1

McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner sschsuter@mclaughlinstern.com (212) 448-6216 RICHARD XU Partner RXu@mclaughlinstern.com (212) 448-6233	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	New York, New York Millbrook, New York Garden city, New York Westport, Connecticut West Palm Beach, Florida Westfield, New Jersey

April 28, 2026

GD Culture Group Limited

111 Town Square Place, Suite #1203

Jersey City, NJ 07310

Re:	GD Culture Group Limited

Dear Sirs:

You have requested our opinion with respect to certain matters in connection with the filing by GD Culture Group Limited, a Nevada corporation (the “Company”), of a prospectus supplement, dated April 28, 2026 (the “Prospectus Supplement”), to the prospectus which forms a part of a Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-292934), which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on January 26, 2026, and was declared effective by the Commission on March 18, 2026, including the base prospectus (the “Base Prospectus”). The Prospectus Supplement relates to the issuance and sale of shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company having an aggregate offering price of up to US$300,000,000 of Common Stock (the “Shares”) pursuant to an At-The-Market Issuance Sales Agreement (the “ATM Sales Agreement”), dated April 28, 2026, through Univest Securities, LLC, as selling agent (the “Agent”).

In our capacity as the Company’s counsel in connection with this matter, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization and issue of the Shares. We have reviewed and relied upon, without independent verification, such matters and documents, and the representations contained therein, as we have deemed necessary to render the opinions set forth below. Such documents include, without limitation: (a) Articles of Incorporation of the Company, as amended to date, (b) By-laws of the Company, as amended to date, (c) the Registration Statement, all documents incorporated therein by reference and all exhibits thereto, (d) the Base Prospectus, (e) the Prospectus Supplement, (f) Resolutions of the Board of Directors of the Company (the “Board”) approving this transaction, dated April 28, 2026, and (g) the ATM Sales Agreement and all the schedules and exhibits thereto. For purposes of this opinion, we have assumed that such proceedings to be taken in the future will be timely completed in the manner presently proposed and that the terms of each issuance will otherwise be in compliance with law. In addition, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. We have examined the originals, photocopies, certified copies or other evidence of such records of the Company, certificates of officers of the Company and public officials, and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. We have assumed the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the genuineness of all signatures. As to questions of fact material to our opinion, we have relied upon the certificates of certain officers of the Company.

McLaughlin & Stern, LLP

Our opinions set forth below with respect to the validity or binding effect of any security or obligation may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, marshaling, moratorium or other similar laws affecting the enforcement generally of the rights and remedies of creditors and secured parties or the obligations of debtors, (ii) general principles of equity (whether considered in a proceeding in equity or at law), including but not limited to principles limiting the availability of specific performance or injunctive relief, and concepts of materiality, reasonableness, good faith and fair dealing, (iii) the possible unenforceability under certain circumstances of provisions providing for indemnification, contribution, exculpation, release or waiver that may be contrary to public policy or violative of federal or state securities laws, rules or regulations, and (iv) the effect of course of dealing, course of performance, oral agreements or the like that would modify the terms of an agreement or the respective rights or obligations of the parties under an agreement.

On the basis of the foregoing and in reliance thereon, and subject to the qualifications, limitations, exceptions and assumptions set forth herein, we are of the opinion that the Shares have been authorized for issuance and when issued in compliance with the provisions of the ATM Sales Agreement, including the receipt by the Company of any consideration required thereunder, the Shares will be validly issued, fully paid and non-assessable shares of the Company’s Common Stock.

We hereby consent to the use of this opinion as Exhibit 5.1 the Company’s Current Report on Form 8-K to be filed on April 29, 2026, incorporated by reference into the Registration Statement, and to the use of our name as it appears under the caption “Legal Matters” in the Prospectus Supplement. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

We are members of the Bar of New York and do not express any opinion as to matters governed by any laws other than the internal laws of the State of New York, and the applicable federal laws of the United States, as each is in effect and in force as of the date of this opinion. However, for the limited purposes of our opinions set forth above, we are generally familiar with the General Company Law of the State of Nevada and have made such inquiries as we consider necessary to render this opinion with respect to a Nevada corporation. This opinion is limited to Chapter 78 of the Nevada Revised Statutes and all applicable provisions of reported judicial decisions interpreting these laws. We express no other opinion concerning any matters respecting or affected by any laws other than laws that a lawyer in New York exercising customary professional diligence would reasonably recognize as being directly applicable to the transactions contemplated by the ATM Sales Agreement.

This opinion letter is furnished in connection with the Prospectus and the Prospectus Supplement and may not be relied upon for any other purpose without our prior written consent in each instance. Further, no portion of this letter may be quoted, circulated or referred to in any other document for any other purpose without our prior written consent. This opinion is rendered as of the date hereof and based solely on our understanding of facts in existence as of such date after the examination described in this opinion. We assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to our attention whether or not such occurrence would affect or modify the opinions expressed herein.

Very truly yours,

/s/ McLaughlin & Stern LLP
McLaughlin & Stern LLP

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